Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Incorporated. First Data has filed with the Securities and Exchange Commission a joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 South Quebec Street., Suite 340, Greenwood Village, Colorado 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133.

        First Data and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

        THE FOLLOWING IS A TRANSCRIPT OF A REPLAY OF A CONFERENCE CALL OF FIRST DATA CORPORATION HELD ON TUESDAY, OCTOBER 14, 2003:

        Operator: Good morning and thank you for standing by. All participants will be on listen-only until the formal question-and-answer session of today's conference. Today's conference is being recorded. I'd like to introduce Mr. David Banks, Senior Vice President of Investor Relations. Sir, you may begin.

        David Banks: Thank you, Operator. Good morning, and welcome everyone. Thank you for joining us today for our Third Quarter Earnings Announcement. With me are Charlie Fote, Chairman and Chief Executive Officer, and Kim Patmore, our Chief Financial Officer. Today's call is being recorded. Our press release is available on our website at www.FirstData.com. I want to remind you that our comments today include forward-looking statements, and I ask that you refer to this morning's earnings release.

        During this call, we will discuss items that do not conform to generally-accepted accounting principle measures, in discussing our company's performance. We have reconciled those measures to GAAP measures in the schedules attached to our earnings release, and on our website in the Invest section under the "Financials" heading.

        All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording, replay or distribution of any transcription of this call is prohibited without the express written consent of First Data. This communication is not a solicitation of proxy from any security holder of First Data or Concord EFS. The companies have filed a definitive joint proxy with the SEC that has been mailed to security holders. For a complete version of the non-solicitation language, please refer to the Third Quarter Earnings Release that was distributed this morning.

        Two notes—first, a reminder that our shareholder meeting to vote on the proposed merger with Concord EFS is set for October 28th here in Denver. Second, regarding our fourth quarter earnings. As you know, we usually use our year-end earnings announcement as an opportunity to spend time getting deeper on the business strategy for the upcoming 12-month period. We will do so again this year, but because we expect to complete the Concord merger prior to the end of the year, we have pushed our announcement date to Tuesday, February 3rd. We set the later date to provide additional to time to fully consolidate the financial results of both companies. We'll have more details about that shortly.

        I hope by now you've had a chance to see our third quarter earnings release and the financials that accompany it. Charlie will provide some highlights of the quarter. Kim will then add some detail on our financials, then we'll open it up for your questions. Charlie?

        Charlie Fote: Thanks, David. Good morning, everyone. We had another good quarter. Once again, I'd like to say thanks to our 30,000 employees around the world for their hard work in achieving the results I'm about to share with you. I'm very proud of all our associates, and their performance, in spite of all the current and residual effects of global, economic and political issues around the world.

        For the quarter, we achieved EPS growth of 13%, on a recurring basis, that's $0.51 a share. Overall revenue growth was 10%, with year-to-date growth of 12.3%. We expect full-year revenue growth close to 14%. Remember, we are handcuffed on certain behaviors as it relates to our acquisition of Concord. Once again, our operating margins at 22.6% and our cash flow remain very strong for the quarter. Our reported EPS reflects $0.02 per share, related primarily to restructuring. With these restructures, we reduced headcount by 740 folks. This charge relates to both people and facilities, and will amount to about $50 million a year, or about $0.04 a share on an annual basis. [inaudible] reductions surfaced at the time we were reviewing our integration plans for Concord.

        Some fat popped out at the company, and we took appropriate actions. About $3 million of the after-tax charge relates to investment losses at eONE. For those of you keeping track of our life-to-date balance sheet related to the passive investments we made in eONE, we're now down to about $9 million in passive eONE investments. On an operating basis, eONE's effect on earnings from a swing standpoint, will be $0.04-0.05 a share in 2003. You'll also note that our tax rate is lower in this quarter than it has been in previous quarters, at just under 22%, and we expect our annual tax rate to be at 25.5%. Kim will touch on the tax rate in her section.

        In the quarter, we expensed an incremental $5 million on the acquisition of Concord, directly related to integration costs.

        Based on these results, with all the ins and outs, we remain on-target to achieve our full-year EPS guidance of $1.87 to $1.93 on both a recurring and reported basis. Full-year cash flow from operations looks like it will be in the range of $2 billion. Both of these estimates [exclude] the impact of the anticipated fourth quarter close of the Concord merger. Now, let me address that merger as the activity surrounding the deal continues to remain both our primary focus and my primary focus. We continue to make good progress, and remain optimistic that we'll hear from the Department of Justice prior to our October 28th shareholder meeting.

        All our internal schedules of events here will allow for an October closing. We continue to work very hard at the integration planning efforts, which includes 119 specific initiatives. As Scott Betts and the integration teams continue to modify plans on how to achieve the $238 million annual cost savings by 2005, we are more confident of delivering the savings earlier than originally anticipated. I continue to remain excited about the combination. Our two businesses are very complementary. The combination creates a great strategic fit that will lead to tremendous value for our shareholders.

        On another note—we'll continue to sunset products which (1), do not fit into our overall core competencies, or (2), do not have large enough growth prospects to make a difference long-term at First Data.

        Now let's take a look at the segments for the quarter. Payments driven by Western Union delivered another strong quarter. Revenues in the segment grew to $935 million. This represents 14% growth over third quarter 2002. Year-to-date revenues are up 16%, segment profits increased 14% compared with the third quarter 2002, to $324 million. Year-to-date profits are up 19.5%. Third quarter profit margins came in very strong at 35%.

        We continue to experience improvement in margins of the international and Mexico businesses, which had combined margins of 28%, compared with 26% in the third quarter, 2002.

        A couple key items impacted revenue growth of 14% in the third quarter, versus 15% in the second quarter. We lapped the June 2002 acquisition of E-Commerce Group. At a payment-segment level, this affected revenue growth results by about 160 basis points.

        Though the Euro ended the quarter very strong against the dollar. On average during the third quarter, it was slightly weaker than it was in the second quarter. That impacted revenue growth at the segment level by about 40 basis points. Adjusting for these two impacts on an apples-to-apples basis, third quarter revenue growth was about 100 basis points better than second quarter revenue growth.

        Part of our ongoing growth strategy called for building our brand and distribution network by acquiring companies that have products to meet our customers' needs. This quarter, for example, we acquired 51% of Eposs—a company that specializes in cellular prepaid products, focusing on serving customers in both Europe and Asia. Eposs added about $1.5 million in revenue for the quarter.

        Core Western Union business continues to perform extremely well. Consumer-to-consumer money transfer transactions account for more than 80% of Western Union money transfer revenue, grew 18% in the third quarter. We saw an improvement in euro-adjusted revenue per transaction, and principal per transaction as it relates to the growth rate, compared to second quarter, as consumers appeared to send a little more money with each money transfer transaction. Western Union International money transfer transactions grew 24%, with revenue growth of 23%. We had positive transaction growth in 47 of our top 50 countries. Venezuela was down 57%. Two other countries were down 1% and 4%, respectively. One of those countries was in the Middle East. I believe that for the foreseeable future, international transaction growth rates will stabilize in the 22-25% range.

        Eighty percent of our transactions are done by agents who have been with us for five years or more. We know it takes three-to-five years to spin up our international agent locations, so this statistic becomes even more important. In fact, our total Western Union International agent base is more than 110,000 today, although more than half were added in the last three years. So on average, our Western Union International same-store sales business is still in its infancy. For example, today, China and India combined represent 3% of Western Union International revenues. Which is slightly more than 1% of Payment Services revenue. China and India combined have a remittance market that's at least two-and-a-half times larger than Mexico. Mexico is on-track to be 5% of the segment's revenues in 2003. We have been in China only 2 years, and though we've been serving India for about 10 years, more than 86% of our locations there have been active for less than 2 years. So, imagine the opportunity. Lots of runway to reach maturity in those countries, for sure.

        During the quarter our regulatory compliance activities and the delay in economic turnaround affected a few of our U.S. outbound corridors. Having said that, however, 27 of our top 30 U.S. outbound corridors, which represent 80% of the U.S. outbound business, also had positive transaction growth in the quarter. Mexico continues to deliver strong performance. During the third quarter, transaction growth was 20% and revenue growth was 16%. Just as in the international business, Mexico is consistent with our expectations that revenue growth will be much closer to transaction growth on a go-forward basis. In the first half of this year, Western Union remittances are growing at a more rapid rate than electronic remittances to Mexico in total, as reported by their Central Bank.

        Even with our aggressive compliance program, our domestic money transfer business was up slightly over the second quarter. Remember—we cranked up our compliance program early in the first quarter of 2003. Total C2C same-store money transfer transaction growth rates from U.S. agents were in the low teens, consistent with the prior quarter. During the quarter, we grew to nearly 169,000 agent locations—up 25% over the third quarter of 2002. Western Union recently signed POS Malaysia, adding 650 new postal agent locations in Southeast Asia, and Choudary Group Financial Company in Nepal, with more than 250 agent locations.

        With Western Union's continual accelerated agent-activation rate and its backlog of more than 19,000 locations, Western Union will finish the year with about 180,000 agent locations. Western Union's consumer-to-business transactions, which represent about 19% of Western Union's money transfer revenues, grew 11%. As we have mentioned throughout the year, transaction growth rates in our consumer-to-business markets are coming down, primarily due to product mix changes. Product mix has been shifting to benefit from the acquisitions we made in this space last year.

        As we've mentioned in previous quarters, we continue to see declines in our Quick Collect product. However, we are seeing significant growth related to the lower-priced but smaller electronic bill-payment businesses we've acquired. For example, E Commerce Group transactions are up more than 30% in the third quarter and year-to-date. Here's the transaction summary for the third quarter. Consumer-to-consumer transaction growth—18%. Consumer-to-business up 11%. International's up 24%, and Mexico grew 20%.

        Now let me now take you through some of the business opportunities we are managing. Competition presents one of these opportunities, both in the long- and short-term. Specifically, to our brand value and leadership, unparalleled global distribution network, and other ongoing initiatives to further develop the business. Western Union is poised to continue the growth evidenced in the past several years. In spite of competition, pricing pressure is consistent with what we experienced in 2002.

        Another opportunity is the heightened focus on compliance, worldwide. This will have a more temporary impact on the business. We view the emphasis on compliance to be a long-term positive for First Data. As the largest provider of money transfer services in the world, we have taken the lead within this industry through the sophistication of our technology and systems that we've developed over time. This tight regulatory focus on compliance will eventually spread to all of the players in our industry.

        In the meantime, we continue to address the compliance issue head-on. This quarter, for instance, we brought on a new Senior Vice President of Compliance—Christine Carnavos. Most recently, she served as Executive Associate Director of FinCEN of the U.S. Department of Treasury, where she was head of the Office of Compliance and Regulatory Enforcement.

        Our prepaid services transaction growth in the third quarter was 34%. We now have more than 78,000 merchant locations where ValueLink cards are sold. During the quarter, we activated the ValueLink services at a number of merchant locations, including more than 5,000 Pizza Hut restaurants. We also signed agreements with several new clients. Summing it up, we had a strong quarter—even better than the second quarter.

        As we look ahead, we see that our revenue growth will be strong; our acquisition pipeline is deep. Domestic continues to grow, and our international markets—particularly China and India—will start to be meaningful in the next few years. We will continue to enhance compliance around the world. Our significant and diverse global distribution networks, superior product offerings, clear business strategies and the strong Western Union brand position payment services for consistent future growth. Nothing changes our long-term view that the growth prospects here are excellent.

        Now, let's take a look at Merchant. We're particularly pleased with the story here this quarter. The business is very strong. Even more important, it's very stable. The results were better than we expected. For the quarter, revenues grew 12%, to $785 million, with profits also up 10%, to $215 million. Margins for the quarter were very strong, at 27%, in spite of the continued mix-shift from off-line debit and credit to on-line debit. This reflects our continuous commitment to manage expenses and capture benefits from previous investments overseas.

        Transactions were up 26% for the quarter. The Paypoint acquisition, which we lapped on August 1st and the fourth quarter 2002 Scotia Canadian acquisition impacted this increase. Excluding the impact of these two acquisitions, transactions were up a very strong 18%—in fact, the strongest quarterly growth rate in the last three years. The increase over the last quarter's growth is due in part to our successful conversion of BP, from an internal switch to our Paypoint platform. That's BP petroleum, British Petroleum. On-line debit transactions grew 65% during the quarter. Let me repeat that. On-line debit transactions grew 65% during the quarter. Excluding acquisitions, on-line debit transactions were up by 38%, as consumers are getting more accustomed to keying in their PINs at the point of sale.

        We feel strongly about the business as it relates to both our transaction and processing revenues, and these revenue growth rates reflect the health of the merchant segment. Segment results will continue to show strong operating margins. Price compression remains within the 3-5% range, even with increasing pressures in the national market. Summing it up, all key business metrics remain on-track in the merchant segment.

        Let's finally take a look at Card Issuing—also known as our Outsourcing business.

        As I told you in the past, there isn't much that can impact results in a significant way on a quarter-by-quarter basis. However, in the quarter, we reduced staff and canceled some third-party labor contracts, which will result in improved margins over time. The great news here is the progress we made in the quarter on converting more than 15 million accounts in our account pipeline. More than 14 million of them came from a highly-successful conversion of The Home Depot accounts, managed by Citi Commerce Solutions, in August. These conversions bring our card accounts on file to 332 million.

        We expect to end the year with approximately 340 million accounts on file. Our pipeline at the end of the third quarter stood at 75 million accounts, the majority of which are retail accounts, which will be converted by year-end 2004. However, last weekend we cut into that pipeline by another 11 million accounts, converted a number of GE retail accounts, bringing our total conversion in 2003 to 36 million accounts. Our card account database is broken down as follows: 168 million accounts are bankcards, 61 million are debit, and the remaining 103 million are retail or private-label.

        Revenues for the quarter were up 1%. We lapped the postage increase that took place in June of 2002. We also had challenges on the profit line, primarily related to the sub-prime issuers who are still under pressure. FCNB's bankruptcy is still impacting us from a revenue standpoint. The deconversion of Citi's bankcard accounts and pricing concessions for a major customer also tested profits this quarter. Margins were up slightly on a sequential basis.

        During the quarter, we renewed our debit processing agreement with National City Bank. Internationally, we signed the first ever full bankcard outsourcing agreement in China, with China Everbright Bank. We're not sure of the exact formula for conducting business in China, but the approach we're taking for now seems to be working for us.

        The best news in card is that I'm able to spend less and less time on the business on a direct basis. If all goes well, we should be announcing a new leader before our next earnings announcement.

        Two strong takeaway messages for Card. First—major reduction in expenses during the quarter that will affect long-term operating profits. Second—conversions are back on track.

        Finally, emerging payments—our eONE global business reported $39 million in revenue for the quarter, and a pretax loss of about $5 million. That's a brief review of our segments.

        As I said earlier, I continue to remain very confident in meeting our guidance for the year. Personally, I'm focusing most of my time now on the Concord deal. That will be the biggest priority for the company as we move toward year-end. Now, Kim has the financial update.

        Kim Patmore: Thanks, Charlie. Now, let me touch on a few key financial items. First, a couple of items you may notice from looking at the face of the income statement this quarter. You'll note that investment income is up 71% for the quarter and 36% year-to-date. Investment income at the payment services level for the quarter was up 25%. This compares to an increase in average investable balances related primarily to the official check business, that were up close to 20% in the quarter. Year-to-date, payment services investment income and investable balances are both up 19%. Remember that we manage these on a yield basis for the entire year.

        The Product Sales and Other line is also up 35% this quarter. Most of the revenues from our Telecash acquisition go into this line. So you're likely to see these larger percentage increases on this line for the balance of the year.

        Cash flow from operations we generated during the quarter continue to reflect the high quality of our First Data earnings. You'll see the detail on those figures in the Form 10-Q. As we've told you in the past, our priorities for the use of our cash include normal working capital needs and to reinvest in the business, to make strategic acquisitions that fit with our core competencies, and for capital structure needs such as to buy back stock or reduce debt.

        Our capital expenditures were approximately $76 million for the third quarter, and we're now anticipating full-year cap-ex spending to be plus-or-minus $400 million.

        During the third quarter, we repurchased 11.1 million shares, at an average price of $39.43, for a total buyback of $439 million. We have about $607 million remaining on our current authorization, and year-to-date, we have repurchased approximately $1 billion of stock. Note that because we are currently in the proxy registration period for our Concord acquisition, we are currently restricted from repurchasing stock until after the October 28th shareholder meeting.

        Earlier, Charlie mentioned the change in the tax rate for the quarter. Depending upon what's going on in the business, and consistent with prior years, these period-to-period tax fluctuations are normal—particularly in the second half of the year.

        As Charlie said, the third quarter tax rate was 21.9%, with our year-to-date tax rate now at 25.5%. The reduction in the quarter resulted from two factors—(1), higher-than-anticipated tax-free municipal interest, because of historically low mortgage interest rates and the related refinancing—and (2), the third quarter 2003 expiration of the statutory examination period for the 1999 tax year. Recall that in 1999, we had several divestitures that resulted in proceeds of more than $1 billion.

        In July, we issued $500 million of 3 3/8% five-year notes, and $500 million of 4.7% ten-year notes. We immediately completed interest swaps for floating interest on half of each issuance. Based on historically-low interest rates, it made sense for us to convert our commercial paper balances with a long-term fixed-rate debt. The difference between commercial paper and long-term interest rates resulted in about a $3.5 million additional interest-expense for the quarter. We paid just a bit more to take less risk for the long-term, given the current interest-rate environment. Our total outstanding debt balance at the end of the quarter was approximately $3.6 billion, and our credit ratings remain at A1 for Moody's and A+ for Standard and Poors. David?

        David Banks: Thanks, Kim. Operator, we'll now open up the call for questions.

        Operator: Thank you. If you would like to ask a question, you may press *1. You will be announced prior to asking a question. To withdraw a question, you may press *2. Once again, you may press *1 to ask a question. One moment, please, for our first question. Our first question comes from Craig Peckham of Jefferies. You may ask your question.

        Craig A. Peckham: Good morning. Charlie, a question or a clarification, I guess, with respect to some of the headcount reductions. Were those spread across the segments, or is that card-Issuer, specifically?

        Charlie Fote: About 50/50. A little more than half went to Card. Then we had some fat in the other two segments, so that would bring them up too.

        Craig A. Peckham: You mentioned in your comments that you're "handcuffed" in certain of your activities, with respect to the Concord acquisition. Do you think you could give us a little bit more color of what you mean by that, specifically?

        Charlie Fote: Yes. Through the year, we like to go ahead and purchase merchant portfolios. Right? That's been our common practice. Buying a merchant or selling a merchant is about the same price, remember? When the opportunity comes up, we like to get aggressive on doing those purchases. Well, I don't want anything to affect the Hart-Scott filing that we have on file with the Justice Department.

        Craig A. Peckham: Okay. And the last question, Charlie. Can you give us a sense for what the competitive landscape, as it were, would be with respect to some of these bad contracts that are coming up in the network business, industry-wide?

        Charlie Fote: Let me give you this. We're competing always to close with all entities. You've got to remember there is 31 network brands out there. You have Cirrus—I can go through all of them—PLUS, Pulse, STAR, NYCE, Shazam there are 31 of those out there. You know I've said before, this is a very regional business and I think the competition is at that level, so we're going to compete hard all the way to close. Then it takes on a different look.

        Craig A. Peckham: Okay, thanks Charlie.

        Charlie Fote: You're welcome.

        Operator: Our next question comes from Jim Kissane of Bear Stearns. You may ask your question.

        Jim Kissane: Thanks. Charlie, revenue growth decelerated over the past three quarters, and year-to-date, it's about 12%. You're guiding 14% for the full year, still, or about 14%. Can you build us a case to make us confident that revenue growth will re-accelerate in the fourth quarter?

        Charlie Fote: I don't know if I can make you confident, but let me tell you what I think. I said, "close to" 14%. As the deal gets pushed off, the aggressiveness on some of our sales in the merchant business gets affected. Some of our buy and acquisition, remember at the beginning of the year, I said I thought would grow I thought like 10-12% from internal growth. I don't want to go back and define that, because the rules have changed on how you define it externally. But at least internally, it's 10-12%, and 2-5% comes from acquisitions. Some of our acquisition growth has slowed down because of a delay in the deal. So, depending upon when it closes, Jim, is what is going to affect do we tuck under 14% or not.

        Jim Kissane: Not to needle you, but on Western Union, I think you had guided high-teens to 20%, and you've been running short of that through the year. Can you build a case for acceleration, there.

        Charlie Fote: Yes. I think the compliance activities are settling in. I think we're seeing a key metric in my point. We already said, the average face and the average revenue-per-transaction is up. When we cranked down on compliance, the average face went down, somewhat. Okay?

        Jim Kissane: Okay.

        Charlie Fote: We probably over-reacted on the compliance side, but we want to know our customer over time. We put in systems to know our customers. As we were learning how to know our customers—now you've got to remember what "know" means at 169,000 locations—you need systems that let you know who it is. As we've gotten to know the customers and fine-tune that compliance system, I think we're seeing the face of the transaction starting to move back up.

        Jim Kissane: Okay. If I can get one last one for Kim. Kim, what's the sustainable tax rate, now, if you adjust for all of the moving parts?

        Kim Patmore: 25.5%.

        Jim Kissane: So in '04, that's what we should assume?

        Kim Patmore: In the fourth quarter, we don't know until we have the Concord acquisition. Right?

        Jim Kissane: Gotcha.

        Kim Patmore: And of course, municipals become a smaller portion as the company gets larger.

        Jim Kissane: Okay, but as the company stands today, it's 25%?

        Kim Patmore: Right.

        Jim Kissane: Okay. Thanks.

        Kim Patmore: Twenty-five point five.

        Charlie Fote: Twenty-five dot five. Okay?

        Jim Kissane: Gotcha. Thanks.

        Operator: Our next question comes from Greg Gould of Goldman Sachs. You may ask your question.

        Gregory Gould: Thanks. Charlie, on Western Union, you said there were 47 of the 50 major corridors are growing, or have positive growth. Have there been any meaningful changes in the rate of growth in each of those corridors? Do you think some of them slowed down more than you would have thought, even though they're still growing?

        Charlie Fote: No. Year-over-year, there have been some quarters that had dramatic changes, but that was in our plan. There's nothing that pops up that I didn't expect. Of these three, one of them is Venezuela. They're in the tank. One of them is so small, and the other one is in the Middle East. So you can suspect who that is. Right?

        Gregory Gould: Right.

        Charlie Fote: Nothing else pops out. South America we had tremendous growth. And we anticipated that this year some of it would slow, but they're still up from what we thought they were going to be in all cases, you know for the big countries. So nothing unusual there.

        Gregory Gould: Okay. And on card-issuer, pre-tax income was still down fairly meaningfully, year-over-year. The original target was for pre-tax profit for that business to be flatish, right, for the full year?

        Charlie Fote: Yes.

        Gregory Gould: Does that mean there's going to be a big pick-up in 4Q?

        Charlie Fote: I don't know if there'll be a pickup in 4Q, but you'll see a pickup in 2004, for sure. Listen, I want these conversions done so we can book revenue. They just hang out there. I think that's the biggest impact we've made in the business, this year. We said we've got 90 million accounts pending, but that's a company on its own. Let's get those accounts converted. So, that's what we've been focused on.

        Gregory Gould: I wasn't clear from the press release, but was any of the charge included in the operating profit breakdown, by segment?

        Charlie Fote: No. That was a one-timer.

        Gregory Gould: The $73 million was an operating number, just ex-charges?

        Kim Patmore: Right. But we will give you that detail in the 10-Q.

        Gregory Gould: Okay, sorry, and one last question. You mentioned a new division head for Card by the time you report 4Q. Is this going to be internal hire, most likely?

        Charlie Fote: Internal or external.

        Gregory Gould: Okay. Thanks.

        Charlie Fote: And I'm not taking the job. I've had it!

        Gregory Gould: Okay. Thank you.

        Operator: Our next question comes from Dirk Godsey of JP Morgan. You may ask your question.

        Dirk Godsey: Thank you. I just want to be clear on the annual guidance that you just gave, and whether or not that, on a year-to-date basis, is factoring in the $0.49 third quarter or the $0.51 third quarter? And also, I thought I heard a comment about Concord relative to that annual forecast. It wasn't clear to me whether you're including some contribution from Concord in the fourth quarter numbers.

        Charlie Fote: What we know today, both reported and recurring will be in the range. Based on these numbers, and what you see here in year-to-date, you should see where you can anticipate where reported and recurring are going to be, and I won't tighten it up more than that right now. As it relates to the comment Concord, what's going to happen with earnings if you absorb Concord, based on not knowing the close date, I can't give you the effect on revenue or earnings yet. But if you remember, when we did the first call after the announcement, we anticipated that Concord would be close to break-even on a reported P&L basis for the first year, if we close around October 1st.

        Kim Patmore: Recurring.

        Charlie Fote: That's on a recurring basis. On a cash flow basis, it was going to be $0.06 accretive. We haven't come off that, plus-or-minus a point here. Everything gets fine-tuned as you get closer to close. We haven't come off that since our April announcement. The timing on what's going to happen, obviously, is directly related to the close date. That's what the hedge is on. I can't give you the exact number until we know the close date.

        Dirk Godsey: Understood. You mentioned the domestic money transfer business was up third quarter versus second quarter. I think I heard 27 of the 30 outbound corridors had positive growth. Can you make a comment about the overall growth of the domestic money transfer business? There's been a lot of speculation out there as to whether it's flat, declining, growing modestly, etc. Can you help clear that up for us a little bit?

        Charlie Fote: Same-store sales are still up in the low-teens U.S. outbound and U.S.-to-U.S. The domestic business is strong. Because we've cramped down on the compliance issues, you'll see some corridors such as the 27-30 there, that probably got affected. That's the over-reaction, but I'd rather be there, based on what happened to us earlier in the year, than go the other way. So very positive growth in domestic business.

        Dirk Godsey: Finally, Charlie, you mentioned a lot of integration activities in front of this Concord merger. Can you discuss at a higher level whether you plan to stay with the Payment Services, Merchant Services, card issuer services? Or do you envision a different lineup, post-merger?

        Charlie Fote: Right now, the three segments will look like they're going to look. All of the activities I think fit in. We might break out what segments where revenues and profits go to, but all of the activities appear to fit into the structure we have, today, from both a financial reporting standpoint and a management standpoint.

        Dirk Godsey: Good. Thanks a lot, guys.

        Charlie Fote: You're welcome.

        Operator: Our next question comes from David Togut of Morgan Stanley. You may ask your question.

        David Togut: Thanks. Just a couple quick questions. Charlie, on the Western Union International transaction growth, you mentioned you thought it could stabilize in the 22-25% range. I'm wondering if you can just flesh that out a little bit, and give us a sense of when you think China and India will start to be material to the growth of the international business.

        Charlie Fote: Say two to three years, David, for it to be material. Where I'll talk about them, like Mexico, in this release, or in this conversation and why do I think they'll stabilize. I think you take corridors around the world. Pricing, the niche-player pricing starting to level out. When that levels out, our street corner-to-street corner pricing levels out. Then we don't have to compete at the street corner-to-street corner as aggressively. Then the margins stay good in the business. That's the formula, there.

        David Togut: Just as a quick follow-up, on the restructuring-just a point of clarification. Could you quantify what the annual cost savings expected from that will be?

        Charlie Fote: Yes. Close to $50 million, David, on a pretax basis, give or take, close to $50 million.

        David Togut: Okay. When would you expect that to start contributing?

        Charlie Fote: That'll crank in our run-rate basis, kind of, sometime in this quarter, for sure-beginning January 1st, in total.

        David Togut: Okay. Thanks a lot.

        Operator: Our next question comes from Pat Burton of Smith Barney. You may ask your question.

        Patrick M. Burton: Hi. Thanks. On the C2C volumes, would you look for the rate of growth there to stabilize, Charlie, in the fourth quarter? And then I have one other follow-up question. Thanks.

        Charlie Fote: Your guess is as good as mine. But I think that if you left that they're stable, based on what I know about domestic and what's going on internationally, I'd say that's a good bet.

        Patrick M. Burton: Okay.

        Charlie Fote: I know what we're doing internally, so you can bet that.

        Patrick M. Burton: All right; thank you. The follow-up question: there's a really good sign on the cost-savings looking earlier than expected on Concord. Is it too early to speculate on maybe those cost-savings being greater than expected, given the 119 initiatives? Thanks.

        Charlie Fote: Let me tell you what we've done because some of this is public and some of it's private. Just let me tell you, on the $230 or $240 of the cost savings, I'll tell you that we're in the upper 90th percentile of we think we have the formula down to do that. Any savings above that, I'd have to discount the surety of getting the savings. You should feel very confident on what we originally announced. As we feel more confident in our risk adjustment of other savings, we'll announce it. You've got to remember, there's probably some Concord people on the phone, here. You've got to remember that this isn't, "Who's better," or, "Who's the best?" The way we approached this was whoever's got the best cost and operating environment, that's the cost we're going to use in our business. From a macro standpoint, all of Concord's volume comes in to us on a busy day at Christmas, and we don't know it showed up and vice versa. So, if we structure these cost initiatives right, I think we can get them early on, and I think we might be able to get more. Concord has huge volume. I just think we need to have that type of accommodation of volume in our system. This will go either way. We'll have some systems that Concord runs and some we run.

        Patrick M. Burton: Thank you, very much.

        Operator: Our next question comes from Dris Upitis of Credit Suisse First Boston. You may ask your question.

        Dris Upitis: Hi. Thanks; it's Dris. At the end of last quarter, it sounded like the trend in consumer-to-consumer transactions had strengthened over the course of the quarter. And then we saw that slow by a couple points in 3Q. Can you talk just about the trend that you saw over the course of the quarter in consumer-to-consumer?

        Charlie Fote: I'd say the end of the quarter…Is that what you're saying? How'd it look July 1st and how'd it look October 1st?

        Dris Upitis: Right.

        Charlie Fote: Not enough to worry about. Not enough change to worry about. That's what you should know there. There's no hockey stick up or down there.

        Dris Upitis: Okay, and then just on the investment income that Kim talked about a bit. First, if you could just bridge the gap between payment investment income was up only 25% in the year, versus a 71% overall, and then also just what the realized gains were in the quarter.

        Kim Patmore: Yes. It was really just an incremental after-tax on gains of about $2 million, compared to the prior quarter. But what the difference is between the payments, and it's probably clearer on the payments than it is on the consolidated is we net down the gross up, and it comes through on the tax line on the consolidated. So I think it's clearer on the payments. That's why we talked about the fact that both the investable balances and the income are up about that 19% on a full-year basis. That's what we do with that business is we manage it on a full-year yield basis.

        Dris Upitis: Okay. Thanks.

        Operator: Our next question is from Andrew Jeffrey of Needham. You may ask your question.

        Andrew Jeffrey: Good morning. Charlie, to elaborate a little more with respect to the international transaction volumes, could you talk a little bit about the level of investment you anticipate in Western Union, internationally? And what implications that might have for sustainable operating margin in the payment instruments business as we get out into '04? In other words, could we see some ongoing leverage in the International profitability as you begin to mature at least a little bit?

        Charlie Fote: As the agents mature, for sure. It costs about $1,500 to promote an agent to get them up and running. That includes training and the work stations and getting them up and running. Per location, it's about $1,500. Other than having to drive out to remote areas, that's about the cost. The advertising kicks in and we get a concentration of agents, either on the receive side or the send side, in the international. Outside the U.S., for sure. That includes Mexico, Canada and so on. The timing of that spend depends on when we have the concentration of agents. Sometimes we want to make sure we don't have the cart before the horse here. That's about 3-5 years for the spin-rate, I would tell you-based on 80% of our agents, for example, in India being less than two years old. We're going to have to be patient to get the concentration of agents to spend the advertising dollars to see the transactions. That's why I said to David that it's two-to-three years before you'll see an impact. Now when that happens, for sure, you get the advantage of the economies. I just don't want you to get impatient on when they come.

        Andrew Jeffrey: Does that imply that the advertising budgets ramp as well in some time over the next 2-3 years then, associated with China and India?

        Charlie Fote: I don't think you need to worry about the percentage moving that much. In fact, it might even come down a little, because the hard dollars go up. Now, you have more effective spend in a concentrated environment. See, that's this game. If you have two agents and you advertise, you're not getting real efficient advertising spend. But if you have 200 agents in an area and you advertise, you get pretty good efficiencies.

        Andrew Jeffrey: We should probably expect good operating margin acceleration in conjunction with better revenue growth.

        Charlie Fote: There you go. That's how I would do it. Transaction and revenue growth, I would tell you. We get pretty good leverage on transaction size.

        Andrew Jeffrey: Thank you.

        Charlie Fote: You're welcome.

        Operator: Our next question comes from Greg Smith of Merrill Lynch. You may ask your question.

        Gregory Smith: Hi. Good morning. Charlie, you talked a lot about the compliance impacting the Western Union business. Can you just talk a little bit more about how, specifically, it directly translates into maybe hurting revenue. Is it just a matter of actually turning people away?

        Charlie Fote: Let me give you how I feel about this. You read about us in January. It really upset me with New York, we were under a look here that some of our agents weren't handling their "Know Your Customer," correctly. Maybe we didn't have all the right, exact systems to know our customers, because we have so many of them as relates to money transfers. When that happened, we went out of our way. No agents called us and said, "Did I do something wrong?" No consumers called us and said, "Did I do something wrong?" Was my name in the Wall Street Journal but they really didn't print my name and they just called it Western Union? We probably went a little overboard in cranking down on transactions. If transactions got to certain amounts, we wouldn't let them occur until we got real specific identification on, "Know Your Customer." They were for sure underneath or better than, in some cases, even a government guideline. Depending upon what State we were in, whether it was FinCEN directed or not. Over the last six or eight months, we've come off of the tightness because we went overboard. I'd match up a John Smith and a John Smith and say it's the same John Smith, and I'd shut down the next transfer. What we have done is put systems in to say, "Oh, no. Interject in that transaction and let's talk to John Smith, and make sure they're not the same person before we let the next transfer occur." If I could make it that simple, the original is that two John Smiths tighten up. Now we've figured out that don't tighten up just because they're two John Smiths. Figure out who they are before you stop a transaction. In Italy, the government came out with some restrictions that affected 1,000 of our agents. We're big in Italy; it's our third-largest market. In the last six months, the government said you have to have certain education or certain criteria to do money transfers. So we went down and shut down 1,000 of our agents that didn't comply and we replaced them with a new 1,000. It wasn't all of Italy; it was a small segment in Italy. That's the kind of things going on with compliance. It's a little extra work for us and probably costs us $5-10 million a year extra to do it. But we don't want bad players in the franchise. We've said that over and over again.

        Gregory Smith: Okay. Great. Then TeleCheck, the check-guarantee business, was roughly flat year-over-year. But on a sequential basis, it looks like it was down about $5 million in the third quarter. What's going on, there?

        Charlie Fote: The check business. Remember Ric Duques, my predecessor? He used to talk about the "secular trend?"

        Gregory Smith: Yes.

        Charlie Fote: Well, it's coming to pass, here. The check business is down 5-8% every month, year-over-year. You notice the debit-card—I told you the 38% increase in on-line debit cards-that's the secular trend. I believe checking accounts are accessed by off-line, on-line, telephones, checks and so on. This product—the PIN-based product—I believe is taking over for checks. We're fortunate enough that we're big on the PIN side of the business on debit cards, at point-of-sale. We're the largest when it comes to check guarantee at point-of-sale. So we see both, and I can see the switch, here.

        Gregory Smith: Thank you very much.

        Operator: Bryan Keane of Prudential. You may ask your question.

        Bryan C. Keane: Hi. Good morning. That 38% growth in on-line debit-is that resulting from the cut in debit interchange on August 1st, Charlie? Or is that just more terminals, more merchant-adoption? What is it, exactly that's driving that?

        Charlie Fote: No. The overall interchange in August didn't move plus-or-minus a lot from previous. Whatever the mix was, I'll just give you that. I know that came up on one of the competitors' calls. As it relates to the mix, I think Visa put out a report that said after the August interchange change, off-line debit grew faster than on-line debit. I think that was a report by Pru, if I remember.

        Charlie Fote: If this is a confirmation of those stats, we didn't see a lot happening because of the interchange change. PIN is growing. Authentication is what's going to happen here. Authentication is going to lessen the charge-back rates and lower the costs. That's what the business needs, in my opinion.

        Bryan C. Keane: When you said there wasn't much of an impact on the cut in interchange, there just wasn't a lot of pass-thru to the merchants?

        Charlie Fote: I don't know. We have so many alliances, Bryan. We don't set the pricing at the alliance level. There could be a whole cadre of mix. At our total First Data level, when you look at it, it didn't have so much plus-or-minus.

        Bryan C. Keane: Kim, what were the locations in both India and China? Has that been on track or ahead of plan?

        Kim Patmore: Yes. The China locations were 7,400 at the end of the quarter. The India locations were 12,500. They're right on-track with where we had expected, at this point. We do think on a full-year basis, we'll be at 180,000 for the full franchise.

        Bryan C. Keane: Finally, Charlie, maybe you can help us with your conversations with the DOJ. What's the hold-up? What's taking long for this deal to close, here?

        Charlie Fote: I could sit here and comment on it for the next 10 minutes but I'm not going to.

        Bryan C. Keane: I guess you're still in constant conversations with the DOJ?

        Charlie Fote: I'm in constant conversation with everyone I need to be involved with to get this deal done.

        Bryan C. Keane: Okay. Great; thanks.

        Operator: Our next question is from Adam Frisch of UBS. You may ask your question.

        Adam Frisch: Thanks. Good morning. Charlie, thanks for the detail, by the way, on Western Union. I think it was important for you to disclose that. If we took kind of a broader perspective of it and looked maybe two years down the road, could you tell us kind of what's working for you right now and what's working against you? I know a prior question asked about India and China and so forth. Talk to us a little bit about why growth maybe in the last two quarters hasn't been as strong as it was. Still solid but it's not as strong as it's been. Is Western Union undergoing a slight transition period at this point, where some of the growth of your markets haven't geared up yet? And where some of the more competitive markets are just having a bigger effect, right now?

        Charlie Fote: The concentrated new-agent base for specific corridors, we're going to have to wait for the spin-up rate. I don't want to make you feel like I'm dodging your question. I just don't have the facts, yet. Looking at everything I've seen in graphs and trends, I gave you 22-25% international growth. It seems to be settling in there, month-over-month and day-over-day, here. And week-over-week, too, within the month. I don't know that we have the formula, yet. Let me tell you what I mean by that. We have two advertising campaigns in the U.S., basically; in English and in Spanish. We just are migrating to uniting people from different parts of the world. That's our new ad campaign. Is speed, reliability and trust more sacred to our consumer than uniting family members across the world? We're testing some of those issues. If going globally like we have in the recent past means we're going to have to change the way we talk to our consumers from an advertising-marketing standpoint, I don't think we have that fine-tuned yet. Because we've moved so fast on the growth side of agent locations that we're not specific on the exact corridors. What do you do in New York when you advertise to Haiti? I don't think we're perfect on those kinds of initiatives, yet. I might find that we are and it ends up to 24% growth, and then we'll adjust the operating costs so that the margins come out and cash flow come out where we want them. It's too tough to give you a specific answer. Too early—not too tough—too early.

        Adam Frisch: Okay.

        Charlie Fote: But I'm very optimistic on the business. I look at outbound, I look at International transfers, and I see the corridor activity. I see the countries that are kind of in the tank, and what's going on with their transfer activity, and I'd say the basics of the business are still very, very strong.

        David Banks: One follow-up, Adam, please.

        Adam Frisch: Just one? Everyone else got like five.

        David Banks: That's all right. We're running out of time. Just one, please.

        David Banks: That's why I told you just one.

        Adam Frisch: Well, start on the next guy. Are banks giving access to accounts for lower-income people? We've spoken with a lot of banks in the last couple weeks. They say they're kind of looking at that. Would that impact, longer-term, Western Union?

        Charlie Fote: Only from a positive standpoint. We have a lot of inquiries from banks on the Western Union brand. Customers they didn't like in their lobbies, I think they're starting to think they might want them in their lobbies, so. Any way we can do something with a bank. When you go overseas, this is not unique for us. Seventy percent of our locations overseas are in post offices and banks. You hear what I'm saying?

        Adam Frisch: Yes.

        Charlie Fote: To do it in the U.S., would just fit in what our normal strategy is.

        Adam Frisch: Okay. David, can I get one more?

        Charlie Fote: Go ahead.

        Adam Frisch: Thanks, Charlie. Charlie, if I were CEO of a bank right now and making a choice between NYCE and STAR and Pulse and InterLink and all the guys out there—if you were sitting across the table from me, what would you say in a very abbreviated format is your value proposition as First Data? Not just NYCE and/or potentially STAR and everything else? Why am I going to go with First Data as opposed to Visa's Interlink or whoever else?

        Charlie Fote: First Data has the lowest cost in the industry, if everything else is equal. The cost of processing transactions will make a difference in your long-term profitability as an on-line debit issuer.

        Adam Frisch: Thank you.

        Operator: Our next question is from Chris Penny of Friedman, Billings & Ramsey. You may ask your question.

        Chris Penny: Thank you very much. Charlie, on your guidance for the year for the 14% growth, I know that has to rely on a couple of things—most relevantly, the closure. What has to happen if just hypothetically, the close doesn't happen by the end of the year? What would that revenue growth be for the year expected, on an apples-to-apples basis for First Data?

        Charlie Fote: You mean because I couldn't do some other things?

        Chris Penny: Right.

        Charlie Fote: If you walk away with a point or a little over a point, I think that's where my head is, right now. We're not talking about huge numbers. It's enough where…Even though I guess technically our documents don't say it, I told you guys at the beginning of the year that I thought if we were going to change revenue or profit, we'd consider that a guidance change. I'm not prepared to come off 14%, but based on…You heard what I just said, if for some reason this thing gets pushed out closer to December 31st.

        Chris Penny: Also, if I back out your restructuring. Your margins were 24.2%—slightly higher than last quarter. Given what you're doing in some of the credit-issuing side—is that going to roll into the fourth quarter, or is that more of a next-year type cost efficiency?

        Charlie Fote: I think you'll see a little bit kick in here in the fourth quarter. Right now, we have payroll dollar changes, as we speak, for example. You'll see it in full swing January 1st.

        Chris Penny: Thank you very much.

        David Banks: Thanks, Chris.

        Operator: Our next question comes from Pete Swanson of Piper Jaffray. You may ask your question.

        Pete Swanson: Hi. Thanks. Charlie, I was wondering with your number-two competitor in the money transfer business, looking at a corporate change, there, and becoming potentially spinning out. Are you expecting any changes in the competitive landscape with maybe their aggressiveness and what it might do on the pricing? Then one quick follow-up, please.

        Charlie Fote: I don't know that. I will tell you competition is great. The government thought that, too, when we had to divest that company. We used to own that company. Competition is great.

        Pete Swanson: No expectations for big changes?

        Charlie Fote: You go out and you fight it out every day in the streets.

        Pete Swanson: Sure. Then could you run through the F/X comparison in payment services one more time, to make sure we're clear on that?

        Charlie Fote: You mean the euro—let me give you the numbers. This quarter, the euro affected the growth rate 3.6%. Last quarter was 4.3%. At the segment level, last quarter it was 3.5%. This quarter, it's 2.9%.

        Pete Swanson: 2.9%.

        Charlie Fote: It didn't have the effect it did last quarter. Even though everything you read said that at the end of the quarter the euro ended strong, those are the actual numbers.

        Pete Swanson: Right. Thank you.

        David Banks: Let's make this the last question, Operator—please.

        Operator: We have Brandt Sakakeeny of Deutsche Bank. You may ask your question.

        Brandt A. Sakakeeny: Good morning. It's Chris Mammone for Brandt. Two quick questions. Could you break out the organic growth rate by segment? Did First Data sell any merchant portfolios or reduce ownership in any merchant alliances during the quarter? Thank you.

        Charlie Fote: Organic growth took a different definition. I think it's pre-now acquisitions. There are some SEC issues around defining, "organic." Let me give it to you this way. Internal growth is up. If you take what I said at the beginning of the year, which said we'd be 10-12%, on-line debit might be taking that down a little bit in any quarter—because your revenue mix is different. I told you how strongly on-line is growing, earlier. I'm okay with our internal growth as I talk about those numbers. External growth—the acquisition deals—we said would be 2-5%. Based on the Concord close, we're probably at the low end of that range, right now. We'll have to see what'll happen in the fourth quarter on the close date. But I'll tell you this—if you just look at the payments business, you only see $1.5 million in revenue in that business for the Eposs acquisition, we own 51%, That's totally consolidated. We bought 51% of that. You're not seeing. .. The payments business growth is very strong, and there's only $1.5 million worth of acquisitions in there.

        Brandt A. Sakakeeny: Thanks.

        Charlie Fote: Is there a follow-up?

        Brandt A. Sakakeeny: Yes. Did you sell any merchant portfolios during the quarter, or reduce your ownership in any of those alliances?

        Charlie Fote: No. We've had no movement change on the equity earnings side.

        Brandt A. Sakakeeny: Okay. Thanks very much.

        Charlie Fote: You're welcome.

        David: I didn't have anything more.

        Charlie Fote: Thanks, everyone. We'll talk to you in a quarter. Hopefully we'll be talking before that. Have a great day!

        Operator: Thank you. That concludes today's conference call.

[end of conference]